Exhibit 7.1

Quebecor Media Inc.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in

Quebecor Media Inc.’s Annual Report on Form 20-F for the Year Ended December 31, 2013

For the purpose of calculating the ratio of earnings to fixed charges disclosed in Quebecor Media Inc.’s Annual Report on Form 20-F for the year ended December 31, 2013 under IFRS, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and financing fees amortization and an estimate of the interest within rental expense.